UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
PARDES BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
MEDIPACIFIC SUB, INC.
(Name of Filing Persons (Offeror))
MEDIPACIFIC, INC.
(Name of Filing Persons (Parent of Offeror))
FS DEVELOPMENT HOLDINGS II, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL OPPORTUNITY FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC
(Name of Filing Persons (Affiliate of Offeror))
FORESITE CAPITAL FUND V, L.P.
(Name of Filing Persons (Affiliate of Offeror))
JAMES TANANBAUM
(Name of Filing Persons (Affiliate of Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
69945Q105
(CUSIP Number of Class of Securities)
Dennis Ryan
FS Development Corp. II
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Jeffrey D. Marell
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on July 28, 2023 (as amended, the “Schedule TO”) by MediPacific Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MediPacific, Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Pardes Biosciences, Inc., a Delaware corporation (“Pardes”), for (i) $2.02 per Share (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.17 per Share (such amount as finally determined pursuant to the Merger Agreement (as defined below)) (the “Additional Price Per Share” and, together with the Base Price Per Share, the “Cash Amount”), and (iii) one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Pardes, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 and 13 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
The purpose of this Amendment is to amend and restate the Schedule TO and the Offer to Purchase, including to disclose that on August 17, 2023, Parent, Purchaser and Pardes determined, in accordance with the Merger Agreement, that the Additional Price Per Share is $0.11 per Share. As a result, the total Cash Amount is $2.13 per Share, as determined in accordance with Section 2.01(d) of the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9, Item 11 and Item 13 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is Pardes Biosciences, Inc. Its principal executive office is located at 2173 Salk Avenue, Suite 250, PMB#052, Carlsbad, CA 92008, and its telephone number is (415) 649-8758.
(b) This Schedule TO relates to the Shares. According to Pardes, as of the close of business on August 15, 2023, there were: (i) 62,054,756 Shares issued and outstanding; and (ii) 7,805,691 Shares subject to outstanding Company Stock Options, 1,935,408 of which were In-the-Money Options.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 5. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)–(c) The filing persons of this Schedule TO are Parent, Purchaser, FS Development Holdings II, LLC, Foresite Capital Management V, LLC, Foresite Capital Opportunity Fund V, L.P., Foresite Capital Opportunity Management V, LLC, Foresite Capital Fund V, L.P. and James Tananbaum.
The business address of each of the filing persons is 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The business telephone number of each of the filing persons is (415) 877-4887.
Foresite Capital Management V, LLC and Foresite Capital Opportunity Management V, LLC are general partners, respectively, of Foresite Capital Fund V, L.P. and Foresite Capital Opportunity Fund V, L.P., the sole members of FS Development Holdings II, LLC, and Dr. James Tananbaum, a director of Pardes, is the managing member of each of Foresite Capital Management V, LLC and Foresite Capital Opportunity Management V, LLC.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer—Section 5. Certain Information Concerning Pardes,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 5. Price Range of Shares; Dividends,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent and the Guarantors” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and

Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section  7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.
Index No.
(a)(1)(A)*	Amended and Restated Offer to Purchase, dated August 17, 2023.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Summary Advertisement as published on July 28, 2023 in the New York Times.
(a)(1)(F)	Press Release of Pardes issued on July 17, 2023 (incorporated by reference to Exhibit 99.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).
(a)(1)(G)*	Press Release of Purchaser issued on August 17, 2023.
(b)	Not applicable.
(c)	Opinion of Leerink Partners LLC, dated July 16, 2023.
(d)(1)
Agreement and Plan of Merger, dated July 16, 2023, by and among Pardes, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(d)(2)	Mutual Confidentiality Agreement dated June 13, 2023 between Pardes and Foresite Capital Management, LLC.
(d)(3)
Form of Contingent Value Rights Agreement, by and among Pardes, Continental Stock Transfer & Trust Company, as Rights Agent, and Fortis Advisors LLC (incorporated by reference to Exhibit C of Exhibit 2.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).

(d)(4)	Limited Guaranty, dated as of July 16, 2023 (incorporated by reference to Exhibit 10.1 to Pardes’ Current Report on Form 8-K filed with the SEC on July 17, 2023).
(d)(5)	Voting Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on December 30, 2021).
(d)(6)
Registration Rights Agreement, dated December 23, 2021, by and among Pardes and the stockholders party thereto (incorporated by reference to Exhibit 10.1 on Form 8-A12B/A filed by Pardes with the SEC on December 23, 2021).

(d)(7)	Lockup Agreement, dated December 23, 2021, by and among Pardes and the other parties thereto (incorporated by reference to Exhibit 10.3 on Form 8-K filed by Pardes with the SEC on December 30, 2021).
(d)(8)
Letter Agreement dated as of February 16, 2021, by and among FS Development Corp. II, FS Development Corp. II’s officers and directors, and FS Development Holdings II, LLC (incorporated by reference to Exhibit 10.4 on Form 8-K filed by Pardes with the SEC on February 19, 2021).

(d)(9)
FS Development Corp. II Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes, FS Development Holdings II, LLC and certain supporting stockholders of FS Development Corp. II (incorporated by reference to Exhibit 10.1 on Form 8-K filed by Pardes with the SEC on June 29, 2021).

(d)(10)
Pardes Support Agreement, dated as of June 29, 2021, by and among FS Development Corp. II, Pardes and certain stockholders of Pardes (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Pardes with the SEC on June 29, 2021).

(f)*	Section 262 of the Delaware General Corporation Law.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.
*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference including, but not limited to, the following:
ITEM 2.	SUBJECT COMPANY INFORMATION.
(d) The information set forth in “Special Factors—Section 5. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
(e) Not applicable.
(f) The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(c) The information set forth in “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.
(d), (e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(f) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(c), (e) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with Pardes,” “The Tender Offer—Section 5. Certain Information Concerning Pardes” and “The Tender Offer— Section 6. Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b); (c)(8) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
The information set forth in “Special Factors—Section  1. Background of the Offer; Contacts with Pardes,” “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 8.	FAIRNESS OF THE TRANSACTION.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for Pardes,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(c) The information set forth set forth in “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 12.	THE SOLICITATION OR RECOMMENDATION.
(d); (e) The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” and “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.
ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.
ITEM 15.	ADDITIONAL INFORMATION.
(b) The information set forth in “The Tender Offer—Section 13. Interests of Certain Pardes Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2023
MEDIPACIFIC SUB, INC.

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Chief Financial Officer and Secretary
MEDIPACIFIC, INC.

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Chief Financial Officer and Secretary
FS DEVELOPMENT HOLDINGS II, LLC

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact
FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact
FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC, its General Partner
By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact
FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact
FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC, its General Partner
By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ James B. Tananbaum
Name:	James B. Tananbaum